# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MAPLIGHT THERAPEUTICS, INC., CIK 0001770069
CUSIP: 56565P103
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 10/28/2025
Filed by CIK 0001388325
Persons authorized to receive notices and communications: Barbara Fiorini, Novo Holdings A/S, Tuborg Havnevej 19, Hellerup, Denmark (G7), DK-2900, 45 3527 6592

## Reporting persons
- Novo Holdings A/S (CIK 0001388325): type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); source of funds: working capital (WC); sole voting power 3,686,622; shared voting power 0; sole dispositive power 3,686,622; shared dispositive power 0; aggregate amount beneficially owned 3,686,622 (8.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Name of issuer: MAPLIGHT THERAPEUTICS, INC.
Address of issuer's principal executive offices: 800 Chesapeake Drive, Redwood City, California (CA), 94063

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of Novo Holdings A/S, a Danish corporation, an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the "Foundation"), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation's assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I of this Schedule 13D.
Residence or business address:
The business address of the principal business office of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, Hellerup, Denmark, DK-2900.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on Schedule I of this Schedule 13D.
Present principal occupation or employment:
Novo Holdings A/S, a holding company that is responsible for managing the Foundation's assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.
Criminal convictions in the last five years: Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Denmark.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Prior to the Issuer's initial public offering (the "IPO"), Novo Holdings A/S purchased an aggregate of 26,191,207 shares of Series C Preferred Stock and 19,734,671 shares of Series D Preferred Stock. The aggregate purchase price of the foregoing securities was $58,791,943.

On October 3, 2025, the Issuer effected a 1- for-16.8 reverse stock split of its common stock. In connection with the closing of the IPO, on October 28, 2025, the preferred stock discussed above automatically converted into an aggregate of 2,733,681 shares of common stock on a 1-for-16.8 basis.

On October 3, 2025, Novo Holdings A/S also purchased 952,941 shares of Common Stock from the underwriters of the IPO at the IPO price of $17.00 per share, for an aggregate purchase price of $16,199,997. All purchases of the securities described herein were for cash and were funded by working capital of Novo Holdings A/S.

## Item 4. Purpose of Transaction
Purpose of transaction:
Novo Holdings A/S purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer. Subject to applicable legal requirements, Novo Holdings A/S may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, other opportunities available to Novo Holdings A/S, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Novo Holdings A/S may dispose of all or a portion of its securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the "Act")). Novo Holdings A/S reserves the right to increase or decrease its holdings on such terms and at such times as it may decide.

James D. Trenkle, Ph.D. is employed by Novo Holdings US, Inc., which provides consulting services to Novo Holdings A/S and was designated to the board of directors of the Issuer by Novo Holdings A/S in October 2023. Dr. Trenkle is not deemed to be a beneficial owner of the securities held by Novo Holdings A/S. Dr. Trenkle may engage in communications with the Issuer's other directors and members of management, and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same.

Except as set forth in this Item 4 and Item 6 below, Novo Holdings A/S does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, Novo Holdings A/S reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the common stock to become eligible for termination of registration under Section 12(g) of the Act. Novo Holdings A/S also retains the right to change its investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by it (or any shares of common stock into which such securities are converted) in any manner permitted by law. Novo Holdings A/S may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Novo Holdings A/S beneficially owns 3,686,622 shares of common stock representing approximately 8.4% of the Issuer's outstanding shares of common stock (the "Novo Shares"), based upon 43,641,422 shares of common stock outstanding as of the date of this report, as reported in the Issuer's prospectus dated October 26, 2025 filed with the Securities and Exchange Commission (the "SEC") on October 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Novo Holdings A/S is a Danish corporation wholly owned by the Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.
Transactions in the class effected during the past sixty days: Except as set forth herein, Novo Holdings A/S has not effected any transactions with respect to the Issuer's Common Stock during the past sixty days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer's Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-up Agreements

The holders of all of the Issuer's pre-IPO capital stock, including Novo Holdings A/S, and each of the Issuer's directors and executive officers, entered into lock-up agreements (the "Lock-Up Agreements") with the representatives of the underwriters of the Issuer's IPO. Pursuant to the Lock-Up Agreements, Novo Holdings A/S is not permitted, with limited exceptions, for a period of 180 days from October 26, 2025, to dispose of or hedge any of the Issuer's securities, except with the prior written consent of Morgan Stanley & Co. LLC, Jefferies LLC and Leerink Partners LLC.

The foregoing description of the Lock-up Agreements is not complete and is qualified in its entirety by reference to the full text of the form of the lock-up agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Investors' Rights Agreement

On July 18, 2025, the Issuer, Novo Holdings A/S and certain other parties entered into an amended and restated investors' rights agreement (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides Novo Holdings A/S and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of common stock issued to it upon conversion of the convertible preferred stock, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of common stock for its own account or for the account of other holders of its securities, Novo Holdings A/S and certain other parties are entitled to include their shares in the registration, subject to certain limitations.

The registration rights will terminate on the earlier to occur of (a) the closing of certain liquidation events, or (b) such date after the closing of the IPO, as to any stockholder, all Registrable Securities (as defined in the Investors' Rights Agreement) held or entitled to be held upon conversion by such stockholder may immediately be sold under Rule 144 during any ninety (90) day period. The Investors' Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Novo Holdings A/S and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and Novo Holdings A/S is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it, subject to certain limitations.

The description of the Investors' Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors' Rights Agreement filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Schedule I.

Exhibit 99.2 Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, as amended (Registration No. 333-290400), filed with the SEC on October 6, 2025).

Exhibit 99.3 Amended and Restated Investors' Rights Agreement, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.1 to the Issuer's Registration Statement on Form S-1, as amended (Registration No. 333-290400), filed with the SEC on October 6, 2025).

## Signatures
- Novo Holdings A/S: /s/ Barbara Fiorini, Novo Holdings A/S By Barbara Fiorini, General Counsel, Finance & Operations (11/04/2025)